Filed Pursuant to Rule 433
Registration No. 333-162475
January 5, 2011
Final Term Sheet
$600,000,000 5.000% Senior Notes due 2021

Issuers:		Plains All American Pipeline, L.P. and PAA Finance Corp.
Guarantee:		Unconditionally guaranteed by certain subsidiaries of Plains All American Pipeline, L.P.
Security Type:		Senior Unsecured Notes
Legal Format:		SEC Registered Notes
Ratings (Moody’s / S&P)*:		Baa3 (Stable) / BBB- (Stable)
Pricing Date:		January 5, 2011
Settlement Date (T+7):		January 14, 2011
Maturity Date:		February 1, 2021
Principal Amount:		$600,000,000
Benchmark:		UST 2.625% due November 15, 2020
Benchmark Price / Yield:		93-02 / 3.461%
Spread to Benchmark:		+ 160 bps
Yield to Maturity:		5.061%
Coupon:		5.000%
Public Offering Price:		99.521%
Net Proceeds (after estimated expenses) to Company:		$592 million
Optional Redemption:
We may redeem the Notes, in whole or in part, at any time and from time to time prior to maturity. If we redeem the Notes before a date that is 90 days prior to their maturity date, the Notes may be redeemed at a price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed, discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate (as defined in the prospectus supplement) plus 25 basis points, together with accrued interest to the date of redemption. If we redeem the Notes on or after a date that is 90 days prior to their maturity date, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued interest to the redemption date.

Interest Payment Dates:		February 1 and August 1, beginning August 1, 2011
CUSIP / ISIN:		72650R AY8 / US72650RAY80
Joint Book-Running Managers:		J.P. Morgan Securities LLC
SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC
	Merrill Lync	h, Pierce, Fenner & Smith
Incorporated
DnB NOR Markets, Inc.
Co-Managers:
BMO Capital Markets Corp.
Daiwa Capital Markets America Inc.
ING Financial Markets LLC
Mizuho Securities USA Inc.
Morgan Stanley & Co. Incorporated
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
The issuers have filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533, SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786 or Wells Fargo Securities, LLC toll-free at (800) 326-5897.